UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

or

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 33-19309

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG LOTS SAVINGS PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIG LOTS, INC.
4900 E. Dublin-Granville Road
Columbus, Ohio 43081
(614) 278-6800

Big Lots Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2020 and 2019,
Supplemental Schedule as of December 31, 2020, and
Report of Independent Registered Public Accounting Firm

Big Lots Savings Plan

INDEX

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2020 and 2019	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE * :
Form 5500, Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020	10

SIGNATURE	11

EXHIBIT:
23.1 - Consent of Ary Roepcke Mulchaey, P.C.

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor's Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Associate Benefits Committee of Big Lots Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Big Lots Savings Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures, included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information contained in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

We have served as the Plan’s auditor since 2007.

Columbus, Ohio

June 28, 2021

Big Lots Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2020 AND 2019

	2020	2019
Assets
Investments, at fair value (See Note C):
Big Lots, Inc. common shares	$13,147,164	$9,686,011
Mutual funds	267,220,211	232,002,525
Collective investment trust	38,164,155	38,096,850
Total investments	318,531,530	279,785,386

Receivables:
Company contributions	2,502,719	2,069,040
Notes from participants, net of allowance for defaulted loans (See Note B)	7,463,245	8,925,416
Total receivables	9,965,964	10,994,456

Other assets:
Fee income receivable	10,653	—
Total other assets	10,653	—
Total assets	328,508,147	290,779,842

Liabilities
Administrative expenses payable	142,985	128,753
Total liabilities	142,985	128,753

Net assets available for benefits	$328,365,162	$290,651,089

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$38,076,127	$37,395,011
Interest & dividends	9,672,268	10,004,151
Fee income	55,330	54,750
Total investment income	47,803,725	47,453,912

Interest income on notes from participants	473,736	487,212

Contributions:
Company matching	9,172,631	8,613,199
Participant	17,982,793	16,528,584
Rollover	2,301,183	1,303,345
Total contributions	29,456,607	26,445,128
Total additions	77,734,068	74,386,252

Deductions from net assets attributed to:
Benefits paid to participants	39,406,440	32,400,151
Administrative expenses	613,555	608,915
Total deductions	40,019,995	33,009,066
Net increase in net assets available for benefits	37,714,073	41,377,186

Net assets available for benefits:
Beginning of year	290,651,089	249,273,903
End of year	$328,365,162	$290,651,089

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

A.    PLAN DESCRIPTION

The following description of the Big Lots Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all U.S. employees of Big Lots, Inc. and its subsidiaries (the “Company”) who have completed six months of consecutive service. Eligible employees may begin participation on the first day following satisfaction of eligibility requirements.

The purpose of the Plan is to encourage employee savings and to provide benefits to participants in the Plan upon retirement, death, disability, or termination of employment. The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Trustee - Fidelity Management Trust Company (the “Trustee”) is the Trustee and Third-Party Administrator of the Plan.

Administration - The Company has established the Associate Benefits Committee that is responsible for the general operation and administration of the Plan. The Company is the Plan sponsor and a fiduciary of the Plan as defined by ERISA. The Trustee provides recordkeeping services to the Plan.

Contributions
Company Matching Contributions - The Company provides a safe harbor matching contribution of 100% on the first three percent and 50% on the next two percent of the participant’s voluntary tax-deferred, after-tax Roth, and catch up contributions based on the participant’s annual eligible compensation. A participant must complete twelve months of consecutive service to participate in the safe harbor matching contribution.

Company Profit Sharing Contributions - The Company may contribute a profit sharing contribution at the option of the Company’s Board of Directors. No profit sharing contributions were made in 2020 or 2019.

Participant Voluntary Contributions - Participants may elect to make a voluntary tax-deferred or after-tax Roth contribution up to 75% of their annual eligible compensation, as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Voluntary tax-deferred or after-tax Roth contributions are limited by section 402(g) of the Code to an annual maximum of $19,500 in 2020 and $19,000 in 2019. Additional contributions of up to $6,500 in 2020 and $6,000 in 2019 are allowed under the Code for all eligible participants at least age 50 by the end of the respective Plan years.

Participant Accounts - Each participant account is credited with the participant's contribution and allocations of (a) the Company’s contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The amount of the benefit to which a participant is entitled is the amount of the participant’s vested account.

Fee Income - Revenue sharing and sub transfer agent fees are credited to those participants who have invested in the funds that generate the fee revenue and have an account when the fees are received. $0 of fee income was used to pay Plan expenses in 2020 and 2019. As of December 31, 2020 and 2019, there were $36,145 and $25,232 of unallocated fee income, respectively.

Administrative Expenses and Fees - Expenses are charged to participant’s accounts, excluding those paid directly by the Employer and have been reported in the financial statements as administrative expenses. Brokerage fees, transfer taxes and other expenses incurred in connection with the investments of the Plan’s assets increases the cost of investments purchased or is deducted from the proceeds of investments sold.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Investments - Participants may direct the investment of their account balance in 1 percent increments into various investment options offered by the Plan. Effective September 1, 2006, the Plan no longer offers shares of the Company’s common stock as an investment option. Participants were not required to sell existing shares; however, they can no longer purchase additional shares of the Company’s common stock within the Plan. If a participant makes no investment election, all contributions made into such participant’s account are invested in the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate American Funds Target Date Retirement Fund, which is selected based on the participant’s date of birth.

Vesting - Participants are immediately vested in participant voluntary and rollover contributions, Company safe harbor matching contribution, plus actual earnings thereon. Company discretionary matching and profit sharing contributions vest based on years of service, which is a calendar year with 1,000 or more hours of service. A participant is 100 percent vested after five years of credited service as follows:

Years of Service	Vested percentage
Less than 2	—
At least 2 but less than 3	25
At least 3 but less than 4	50
At least 4 but less than 5	75
5 or more	100

The portion of the Company’s discretionary matching contribution and profit sharing contribution that is not fully vested will be forfeited.

Benefit Payments - The full value of a participant’s account becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, each participant’s account, to the extent vested, becomes payable. Payments are made in the form of a lump-sum payment. Terminated participants whose vested account balances are greater than $1,000 are permitted to keep their accounts invested in the Plan. Pursuant to the Setting Every Community Up for Retirement Enhancement Act (SECURE Act), which became effective January 1, 2020, the age at which required minimum distributions must begin was increased from 70½ to 72 for certain participants. Terminated participants are required to take minimum annual distributions at the applicable age based on their date of birth. The Plan will execute a formal Plan amendment within the timeframe required by law.

Participants whose benefit payments include amounts invested in Employer stock may elect to receive such amounts in cash or in whole shares of Employer securities and cash for any fractional shares.

A participant, upon reaching age 59 ½, may withdraw up to 100% of the participant’s vested account balance. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

The Plan adopted certain distribution provisions of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act enacted in March 2020. Plan participants were permitted to take coronavirus-related distributions in an amount up to $100,000 of the participant's vested balance from the Plan, with repayment terms of up to three years, in accordance with the CARES Act. The ability to request special coronavirus-related distributions under the CARES Act ceased as of December 31, 2020. Additionally, the CARES Act waived required minimum distributions that otherwise would have been required during 2020. The Plan will execute a formal Plan amendment within the timeframe required by law.

The Company has the right to terminate or amend the Plan at any time. If the Plan is terminated, participants will become fully vested in their accounts and the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. One loan per participant may be outstanding at any time, and the loan term may not exceed five years. Loans are secured by the balance in the participant's account. Loans bear interest at the Prime rate plus one percent using the rate stated in The Wall Street Journal on the first business day of the month in which the loan was taken. Loan repayments, including interest, are typically processed through regular payroll deductions. The loan balance may be paid off by the participant at any time without penalty.

The Plan adopted certain loan provisions of the CARES Act. Plan participants could elect to defer loan repayments that occurred between March 27, 2020 and December 31, 2020. Subsequent repayments were adjusted to include accrued interest during the delay period. The ability to request to defer loan repayments under the CARES Act ceased as of December 31, 2020. The Plan will execute a formal Plan amendment within the timeframe required by law.

Forfeited Accounts - Forfeited nonvested contributions are used to reduce Company matching contributions and pay certain Plan expenses. Employer contributions were reduced by $40,000 and $49,000 in 2020 and 2019, respectively, from forfeited nonvested accounts. There were $62,603 and $51,712 of unused forfeitures at December 31, 2020 and 2019, respectively.

B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Investments - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

See “Note C. Fair Value Measurements” below for discussion of fair value measurements.

Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments are recorded when paid.

Notes from Participants - Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income from participants is recorded when it is earned. Related loan fees are paid to the Trustee by the fee being deducted from the proceeds of the original loan amount. An allowance for defaulted loans of $308,470 and $304,547 has been recorded for December 31, 2020 and 2019, respectively, within benefits paid.

Subsequent Events - Management has evaluated all subsequent event transactions and events from January 1, 2021 through June 28, 2021, the date on which these financial statements were available to be issued and have determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Recent Accounting Pronouncements - In August 2018, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies disclosure requirements on fair value measurement from Accounting Standards Codification ("ASC") 820, Fair Value Measurement. ASU 2018-13 is effective for interim and annual reporting periods beginning after December 15, 2019, with early adoption permitted. The Company has implemented ASU 2018-13 and implementation was immaterial to its financial statements and the notes to thereto.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

C.    FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to Level 1 and the lowest priority to Level 3.

Level 1, defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2, defined as observable inputs other than Level 1 inputs. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Common shares: Valued at the closing price reported on the New York Stock Exchange (Level 1).

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded (Level 1).

Collective investment trust: Valued at their respective net asset value (“NAV”) as reported by such trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the Plan will sell the investment for an amount different from the reported NAV. Participant transaction (purchases and sales) may occur daily. The Plan does not have any contractual obligations to further invest in this trust. The investment seeks to maintain principle value, protect against market price volatility, obtain consistent income return, and provide liquidity for benefit payments and withdrawals. The collective investment trust invests primarily in investment contracts issued by insurance companies, banks, and other financial institutions. This investment is not classified within the valuation hierarchy, but presented for reconciliation purposes only.

These methods may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

The following table sets forth the Plan's investment assets at fair value as of December 31, 2020 and 2019, by level, within the fair value hierarchy:

	Assets at fair value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$267,220,211	$—	$—	$267,220,211
Employer common stock	13,147,164	—	—	13,147,164
Subtotal	$280,367,375	$—	$—	280,367,375
Collective investment trust fund measured at net asset value				38,164,155
Total				$318,531,530

	Assets at fair value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$232,002,525	$—	$—	$232,002,525
Employer common stock	9,686,011	—	—	9,686,011
Subtotal	$241,688,536	$—	$—	241,688,536
Collective investment trust fund measured at net asset value				38,096,850
Total				$279,785,386

D.    TAX STATUS

The Plan obtained its latest determination letter on April 15, 2014, in which the Internal Revenue Service (“IRS”) stated that the Plan was designed in accordance with the applicable requirements of the Code. As qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since the version that the determination letter applies to, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

E.    RISKS AND UNCERTAINTIES

The Plan provides for the various investment options. Any investment is exposed to various risks, such as interest rate, credit and overall market volatility risk. These risks could result in a material effect on participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

F.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates or partially terminates the Plan, affected participants would become 100 percent vested in their accounts.

G.    PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Trustee, its subsidiaries or affiliates. The Trustee, its subsidiaries or affiliates maintain and manage certain investments of the Plan and provide recordkeeping services for which the Plan pays, unless the Company elects to pay. CBIZ Financial Solutions, Inc. provides fiduciary services for the Plan for which the Plan paid. Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan. In addition, the Plan holds common shares of the Company and makes loans to participants. These transactions qualify as exempt party-in-interest transactions.

Big Lots Savings Plan
EIN #06-1119097 PLAN #002
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current value

*	Big Lots, Inc.	Common shares: 306,220 shares		$13,147,164

	Collective investment trust:
	Columbia Trust	Stable Inc I-0 Fund: 3,281,527 units		38,164,155

	Mutual funds:
	Vanguard	Instl Index: 151,946 shares		50,365,602
	American	Target Date 2030: 2,616,300 shares		44,110,815
	The Growth Fund of America	Growth Fund: 465,406 shares		31,456,778
	American	Target Date 2040: 1,623,986 shares		30,303,573
	American	Target Date 2050: 997,535 shares		18,763,629
	Baron	Growth Fund: 172,330 shares		18,758,068
	American	Target Date 2020: 1,149,156 shares		15,858,354
	American	Balanced Fund: 500,744 shares		15,127,486
	American	EuroPacific Growth Fund: 161,894 shares		11,219,288
	Goldman Sachs	Bond Fund: 808,064 shares		8,961,434
	American Century Equity Inc	ADV Fund: 530,925 shares		4,799,565
	Washington Mutual	Investors Fund: 94,942 shares		4,764,188
	Goldman Sachs	Small Cap Value Fund: 75,568 shares		4,199,318
	Vanguard	Inflation Pro Sec Fund: 143,707 shares		4,069,770
	American	Target Date 2060: 116,056 shares		1,837,173
	American	Target Date 2010: 85,697 shares		1,009,516
	Calamos	Market Neutral Fund: 56,843 shares		789,546
	PIMCO All Asset Fund	Asset Fund: 60,888 shares		755,017
	Vanguard	VMMR- Fed Mmkt: 71,091 shares		71,091
				267,220,211

	* Notes receivable from participants	Varying maturity dates with interest rates ranging from 4.25% - 6.50%		7,463,245

	TOTAL			$325,994,775

	*	Party-in-interest
	**	Cost is not applicable for participant-directed investments

The notes to the financial statements are an integral part of this schedule.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS SAVINGS PLAN

Dated: June 28, 2021	By: /s/ Jonathan E. Ramsden
Jonathan E. Ramsden
Executive Vice President, Chief Financial and Administrative Officer